Exhibit (a)(1)(vi)

6300 Wilson Mills Road
Mayfield Village, OH 44143
progressive.com

September 14, 2004

To Our Shareholders:

      The Progressive Corporation yesterday announced that we are offering to purchase up to 17,100,000 of our Common Shares, $1.00 par value, at a per share purchase price not greater than $88.00 nor less than $78.00 per share, net to the seller in cash, without interest. We are conducting the tender offer through a procedure commonly referred to as a modified “Dutch auction.” This procedure allows you to select a price not greater than $88.00 nor less than $78.00 per share at which you are willing to sell some or all of your shares to us.

      Based upon the number of common shares tendered and the prices specified by tendering shareholders, we will determine the lowest per share purchase price (the “purchase price”) within the $78.00 to $88.00 price range that will allow us to buy 17,100,000 shares (subject to our right to purchase additional shares described below), or such lesser number of shares as are properly tendered and not withdrawn. If more than 17,100,000 shares are tendered in the tender offer at prices not greater than $88.00 and not less than $78.00 per share, we reserve the right to purchase up to an additional 2% of our outstanding shares, or approximately 4,400,000 shares, without extending the tender offer, subject to applicable legal requirements. We further reserve the right to select a higher purchase price, within the $78.00 to $88.00 per share range, if necessary to acquire the number of additional shares which we determine in our discretion to purchase. Our election to purchase additional shares will not cause the purchase price to decrease, and we will purchase all shares acquired in the tender offer at the determined purchase price, regardless of whether the shareholder tendered at a lower price, subject to the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase.

      If you do not wish to participate in the tender offer, you do not need to take any action.

      After evaluating our financial condition, business prospects and capital needs, our Board of Directors has determined that we currently have a significant amount of capital on hand in excess of what we need to support our insurance operations, fund our corporate obligations and prepare for various contingencies. In view of this situation and our publicly stated policy to return capital to shareholders when appropriate, the Board determined that this tender offer would be a prudent use of our excess capital and an efficient means to return capital to our shareholders who choose to participate. The tender offer thus represents an opportunity for us to return capital to shareholders who elect to tender their shares, while at the same time increasing nontendering shareholders’ proportionate interests in Progressive.

      The tender offer is explained in detail in the enclosed Offer to Purchase and related Letter of Transmittal. If you want to tender your shares, the instructions for tendering are also set forth in detail in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the tender offer.

      None of The Progressive Corporation, its Board of Directors or J.P. Morgan Securities Inc., the Dealer Manager for the tender offer, makes any recommendation to any shareholder whether to tender or to refrain from tendering shares or as to the purchase price or prices at which you may choose to tender your shares. You must make your own decision as to whether or not to tender your shares and, if so, how many shares to tender and the purchase price or prices at which you wish to tender your shares. On September 10, 2004, the last trading day prior to the date of announcement of the tender offer, the last reported sale price of our common shares on the NYSE was $79.25 per share.

      Please note that the tender offer is scheduled to expire at 12:00 Midnight, New York City time, on Friday, October 15, 2004, unless we extend it.

      Any shareholder whose shares are properly tendered directly to National City Bank, the Depositary for the tender offer, and purchased in the tender offer, will not incur the usual transaction costs associated with open market sales. If you hold shares through a broker or bank, you should consult your broker or bank to determine whether any transaction costs apply. All shares which you tender but which we do not purchase will be returned to you as promptly as practicable after the expiration of the tender offer.

      If you have any questions regarding the tender offer or need assistance in tendering your shares, please contact the information agent for the tender offer, Morrow & Co., Inc., at (800) 607-0088 (toll free), or the dealer manager for the tender offer, J.P. Morgan Securities Inc., at (866) 262-0777 (toll free).

Very truly yours,

Glenn M. Renwick
President and Chief Executive Officer

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